SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d- 1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*

                         GLOBAL TELESYSTEMS GROUP, INC.
                         ______________________________
                                (Name of Issuer)


                          Common Stock, $0.10 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    37936U104
                                 ______________
                                 (CUSIP Number)

                                December 31, 1998
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ] Rule 13d-1(b)
                           [ ] Rule 13d-1(c)
                           [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 18

                                  SCHEDULE 13G

     CUSIP No. 37936U104                                      Page 2 of 23 pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                George Soros  (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 8,099,047
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   8,099,047
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        8,099,047

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    11.93%

12       Type of Reporting Person*

         IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     CUSIP No. 37936U104                                      Page 3 of 23 pages





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Dr. Purnendu Chatterjee (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 1,695,200
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,695,200
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          1,695,200

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.58%

12       Type of Reporting Person*

         IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     CUSIP No. 37936U104                                      Page 4 of 23 pages






1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Chatterjee Advisors LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,139,645
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,139,645
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,139,645

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.75%

12       Type of Reporting Person*

         OO; IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     CUSIP No. 37936U104                                      Page 5 of 23 pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Chatterjee Management Company

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,139,645
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,139,645
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                       1,139,645

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.75%

12       Type of Reporting Person*

         CO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     CUSIP No. 37936U104                                      Page 6 of 23 pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Winston Partners II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 378,881
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   378,881
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                           378,881

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.59%

12       Type of Reporting Person*

         OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     CUSIP No. 37936U104                                      Page 7 of 23 pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Winston Partners II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                                 760,764
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   760,764
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          760,764

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.17%

12       Type of Reporting Person*

         OO; IV


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     CUSIP No. 37936U104                                      Page 8 of 23 pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 555,555
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   555,555
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    555,555

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.85%

12       Type of Reporting Person*

                  PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 23 Pages



Item 1(a)         Name of Issuer:

                  Global TeleSystems Group, Inc.  (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1751  Pinnacle  Drive,  North Tower,  12th Floor,  McLean,  VA
22102.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Mr. George Soros ("Mr. Soros");

                  ii)      Dr. Purnendu Chatterjee ("Dr. Chatterjee");

                  iii)     Chatterjee Advisors LLC ("Chatterjee Advisors");

                  iv)      Chatterjee     Management    Company     ("Chatterjee
                           Management");

                  v)       Winston Partners II LLC ("Winston LLC");

                  vi)      Winston Partners II LDC ("Winston LDC"); and

                  vii)     Chatterjee Fund Management, L.P. ("CFM").


                  This statement relates to Shares (as defined herein) held for the accounts of: (i) Open Society Institute, a New York trust ("OSI"); (ii) Soros Foundation-Hungary, a New York corporation ("Soros Hungary"); (iii) Soros Charitable Foundation, a New York trust ("SCF"); and (iv) Soros Humanitarian Foundation, a New York trust ("Soros Humanitarian"). Mr. Soros serves as a trustee of each of OSI, SCF and Soros Humanitarian, and as a director of Soros Hungary (collectively, the "Foundations").

                  This Statement also relates to Shares held for the accounts of Winston LDC and Winston LLC. Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                  Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                                                             Page 10 of 23 pages




                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

                  This Statement also relates to Shares held for the account of CFM. CFM is a Delaware limited partnership. Dr. Chatterjee is the sole general partner of CFM.



Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of each of Dr. Chatterjee, Chatterjee Advisors, Chatterjee Management, Winston LLC, and CFM is 888 Seventh Avenue, 30th Floor, NewYork, NY 10106.

                  The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.


Item 2(c)         Citizenship:

                  i)       Mr. Soros is a citizen of the United States;

                  ii)      Dr. Chatterjee is a citizen of the United States;

                  iii) Chatterjee Advisors is a Delaware limited liability company;

                  iv)      Chatterjee Management is a Delaware corporation;

                  v)       Winston LLC is a Delaware limited liability company;

                  vi) Winston LDC is a Cayman Islands exempted limited duration company; and

                  vii)     CFM is a Delaware limited partnership.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.10 par value (the "Shares").
 .

Item 2(e)         CUSIP Number:

                         37936U104

                                                             Page 11 of 23 pages



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1998, the number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

                  i) Mr. Soros may be deemed to have been the beneficial owner of 8,099,047 Shares. This number consists of
                           (a) 4,330,281 Shares held for the account of OSI (including 3,333,333 shares subject to immediately exercisable warrants), (b) 3,074,199 Shares held for the account of Soros Hungary, (c) 656,849 Shares held for the account of SCF, and (d) 37,718 Shares held for the account of Soros Humanitarian.

                  ii) Dr. Chatterjee may be deemed to have been the beneficial owner of 1,695,200 Shares. This number consists of (a) 378,881 Shares held for the account of Winston LLC (including 185,184 Shares subject to immediately exercisable warrants), (b) 760,764 Shares held for the account of Winston LDC (including 370,371 Shares subject to immediately exercisable warrants), and (c) 555,555 Shares subject to immediately exercisable warrants held for the account of CFM.

                  iii)     Chatterjee  Advisors  may be  deemed to have been the
                           beneficial owner of 1,139,645 Shares. This number consists of (a) 378,881 Shares held for the account of Winston LLC (including 185,184 Shares subject to immediately exercisable warrants) and (b) 760,764 Shares held for the account of Winston LDC (including 370,371 Shares subject to immediately exercisable warrants).

                  iv) Chatterjee Management may be deemed to have been the beneficial owner of 1,139,645 Shares. This number consists of (a) 378,881 Shares held for the account of Winston LLC (including 185,184 Shares subject to immediately exercisable warrants) and (b) 760,764 Shares held for the account of Winston LDC (including 370,371 Shares subject to immediately exercisable warrants).

                  v) Winston LLC may be deemed to have been the beneficial owner of 378,881 Shares (including 185,184 Shares subject to immediately exercisable warrants) held for its account.

                  vi) Winston LDC may be deemed to have been the beneficial owner of 760,764 Shares (including 370,371 Shares subject to immediately exercisable warrants) held for its own account.

                  vii) CFM may be deemed to have been the beneficial owner of 555,555 Shares subject to immediately exercisable warrants.

                                                             Page 12 of 23 pages


Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Mr. Soros may be deemed to have been the beneficial owner constitutes approximately 11.93% of the total number of Shares outstanding (assuming the conversion of 3,333,333 warrants held for the account of OSI).

                  (ii) The number of Shares of which Dr. Chatterjee may be deemed to have been the beneficial owner constitutes approximately 2.58% of the total number of Shares outstanding (assuming the conversion of: 185,184 warrants held for the account of Winston LLC, 370,371 warrants held for the account of Winston LDC and 555,555 warrants held for the account of CFM).

                  (iii) The number of Shares of which Chatterjee Advisors may be deemed to have been the beneficial owner constitutes approximately 1.75% of the total number of Shares outstanding (assuming the conversion of 185,184 warrants held for the account of Winston LLC and 370,371 warrants held for the account of Winston
                           LDC).

                  (iv) The number of Shares of which Chatterjee Management may be deemed to have been the beneficial owner constitutes approximately 1.75% of the total number of Shares outstanding (assuming the conversion of 185,184 warrants held for the account of Winston
                           LDC).

                  (v) The number of Shares of which Winston LLC may be deemed to have been the beneficial owner constitutes approximately 0.59% of the total number of Shares outstanding (assuming the conversion of 185,184 warrants held for its own account).

                  (vi) The number of Shares of which Winston LDC may be deemed to have been the beneficial owner constitutes approximately 1.17% of the total number of Shares outstanding (assuming the conversion of 370,371 warrants held for its own account).

                  (vii) The number of Shares of which CFM may be deemed to have been the beneficial owner constitutes approximately 0.85% of the total number of Shares outstanding (assuming the conversion of 555,555 Shares warrants held for its own account).

                                                             Page 13 of 23 pages


Item 4(c)         Number of shares as to which such person had:

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                   8,099,047

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      8,099,047

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                   1,695,200

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,695,200

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Chatterjee Advisors
     -------------------

     (i)   Sole power to vote or to direct the vote:                   1,139,645

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,139,645

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 14 of 23 Pages


     Chatterjee Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                   1,139,645

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,139,645

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Winston LLC
     -----------

     (i)   Sole power to vote or to direct the vote:                     378,881

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        378,881

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Winston LDC
     -----------

     (i)   Sole power to vote or to direct the vote:                     760,764

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        760,764

     (iv)  Shared power to dispose or to direct the disposition of:            0


     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                     555,555

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        555,555

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 15 of 23 pages



Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) OSI has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  (ii) Soros Hungary has the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  (iii) SCF has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  (iv) Soros Humanitarian has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  (v) The members of Winston LLC have the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                  (vi) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (vii) Dr. Chatterjee as sole general partner of CFM has sole right to participate in the receipt of dividends from, or proceeds from the sale of, the any Shares received upon conversion of the Warrants held for its account.


                  The inclusion of Shares held for the accounts of OSI, Soros Hungary, SCF and Soros Humanitarian herein shall not be an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have had beneficial ownership of such Shares. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC, Winston LDC and CFM. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held for the accounts of OSI, Soros Hungary, SCF and Soros Humanitarian. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, and CFM. Winston LLC expressly disclaims beneficial ownership of any Shares held for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LDC and CFM. Winston LDC expressly disclaims beneficial ownership of any Shares held for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LLC and CFM. CFM expressly disclaims beneficial ownership of any Shares held for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LLC and Winston LDC.

                                                             Page 16 of 23 pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                           This Item 10 is not applicable.

                                                             Page 17 of 23 pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1999               GEORGE SOROS


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 12, 1999               PURNENDU CHATTERJEE


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  February 12, 1999               CHATTERJEE ADVISORS LLC


                                       By:   /S/  PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Manager



Date:  February 12, 1999               CHATTERJEE MANAGEMENT COMPANY


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Vice-President


Date: February 12, 1999                WINSTON PARTNERS II LLC

                                       By:   Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/  PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Manager




Date: February 12, 1999                WINSTON PARTNERS II LDC


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date: February 12, 1999                CHATTERJEE FUND MANAGEMENT, L.P.

                                       By:   Purnendu Chatterjee,
                                             its General Partner


                                             By:  /S/  PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact





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                                                             Page 18 of 23 Pages





                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----


A.                Power of Attorney dated January 1, 1997 granted
                  by Mr.  George  Soros in  favor of Mr.  Sean C.
                  Warren and Mr. Michael C. Neus.................             19

B.                Power of Attorney dated May 31, 1995 granted by
                  Dr.  Purnendu  Chatterjee in favor of Mr. Peter
                  Hurwitz........................................             20

C.                Power  of  Attorney   dated  October  25,  1996
                  granted by Winston  Partners II LDC in favor of
                  Mr. Peter Hurwitz..............................             21

D.                Joint Filing  Agreement dated February 11, 1999
                  by and among Mr.  George  Soros,  Dr.  Purnendu
                  Chatterjee, Chatterjee Advisors LLC, Chatterjee
                  Management  Company,  Winston  Partners II LLC,
                  Winston   Partners  II  LDC,   Chatterjee  Fund
                  Management, L.P................................             22